Novartis AG Lichtstrasse 35 4056 Basel Switzerland

June 2, 2006

BY FACSIMILE AND COURIER

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20548

Re:          Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2005

Filed January 30, 2006

File No. 001-15024

Dear Mr. Rosenberg:

This is in response to your letter to me dated May 11, 2006 setting forth comments regarding our filing, and seeking certain information. For ease of reference, we set forth your comments below, followed by our responses.

General

SEC Comment 1:

We note from your corporate website that your eye-care unit, CIBA Vision, provides marketing, distribution, and eye care professional support in Iran and Syria. We note also that a September 7, 2005 press release issued by the office of the New York City Comptroller indicates that you have business ties to Sudan. Finally, we note a November 17, 2005, published report indicating that you are helping North Korea rebuild its medical factories.

Iran, Sudan, Syria and North Korea are identified as state sponsors of terrorism by the State Department and are subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control (OFAC) and export controls administered by the Commerce Department’s Bureau of Industry and Security (BIS). Your Form 20-F does not contain any information regarding your operations in or contacts with these countries. Please describe to us in reasonable detail your current, historical and anticipated operations in and contacts with each named country, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Discuss specifically the extent to which you sell or distribute into these countries products other than medicines, such as medical equipment or machinery, technology or services. Describe the nature of the marketing, distribution, and professional support you provide in Iran and Syria, and the nature of the facilities you intend to develop in North Korea. Describe the extent to which your dealings have been with the governments of

Iran, Sudan, Syria and North Korea, or entities owned or controlled by their governments. Advise us whether, to the best of your knowledge, understanding, and belief, any of the products and services you provide, have provided or will provide to the governments of these countries have military applications; whether any of those governments has employed or will employ the products or services in any military application; and if so, the nature of the military application(s) in which the products or services have been or will be employed.

Novartis Response:

At Novartis, it is our mission to discover, develop and market innovative medicines to cure diseases, to ease suffering, and to enhance the quality of life of patients. This is not a mission that is motivated by or sensitive to politics. In some instances the suffering may be located in countries that may not espouse the same political ideals as are taken for granted in the United States and other Western nations. We do not support repressive regimes – it would be a violation of our Policies on Corporate Citizenship and Compliance with Law to do so – but we do support access to health care for all persons. We believe that this is a concept that is generally accepted in the United States, and, indeed, most trade embargoes that are motivated by politics or social consciousness generally contain exceptions for goods intended to alleviate human suffering.

With this premise, we respond to your questions as follows. As the questions relate to our Form 20-F filed on January 30, 2006, we respond with respect to the three-year period covered by that filing, and make use of the defined terms and accounting policies used in that filing. Our response here is based on the information we have been able to derive to date.

In the three-year period to which our filing relates, we have not sold any products to North Korea, directly or indirectly. We have, however, directly or indirectly sold products to customers in Sudan, Iran and Syria, with the following Divisions and Business Units having directly or indirectly sold products to customers in the following countries:

	Sudan	Iran	Syria
Pharmaceuticals	Yes	Yes	Yes
Sandoz	Yes	Yes	Yes
Consumer Health
OTC	Yes	Yes	Yes
Animal Health	No	Yes	Yes
Medical Nutrition	No	No	No
Gerber	No	No	No
CIBA Vision	No	Yes	Yes

We expect such sales to continue in 2006. We sell only healthcare products in those countries, including medicines and medical devices of the same types that we sell in other countries. See Form 20-F Item 4. Information on the Company – 4.B Business Overview,

for a description of our products. We do not sell medical or other equipment, or machinery, technology or services in those countries.

Iran. Our Pharmaceuticals Division maintains a small number of employees in Iran responsible for sales. In addition, all of our Divisions and Business Units which sell products to customers in Iran do so through local agents and/or distributors. It is our understanding that some of those local agents and/or distributors are owned by the Iranian government. With the exception of a small amount of Pharmaceutical Division products purchased directly from us by the Iranian Embassy in Bern, Switzerland, to the best of our knowledge, we do not otherwise sell products to the Iranian government. Neither, to the best of our knowledge, do we have any dealings with the Iranian military. To the best of our knowledge, our products are not being put to military use.

In response to your specific question regarding CIBA Vision’s activities with respect to Iran, CIBA Vision sells its products to customers in Iran through a local distributor. CIBA Vision has no employees in Iran, and conducts no marketing, distribution or eye care professional support activities in that country. Any such activities which might be undertaken in that country would be done by the local distributor.

Sudan. Our Pharmaceuticals Division maintains a small number of employees in Sudan responsible for sales. In addition, all of our Divisions and Business Units which sell products to customers in Sudan do so through local agents and/or distributors. It is our understanding that one of those local agents and/or distributors is owned by the Sudanese government. To the best of our knowledge, we do not sell products directly to the Sudanese government. Neither, to the best of our knowledge, do we have any dealings with the Sudanese military. To the best of our knowledge, our products are not being put to military use.

Syria. Our Pharmaceuticals Division maintains a small number of employees in Syria responsible for sales. In addition, all of our Divisions and Business Units which sell products to customers in Syria do so through local agents and/or distributors. To the best of our knowledge, none of those local agents and/or distributors are owned by the Syrian government. To the best of our knowledge, we do not sell products directly to the Syrian government. Neither, to the best of our knowledge, do we have any dealings with the Syrian military. To the best of our knowledge, our products are not being put to military use.

In response to your specific question regarding CIBA Vision’s activities with respect to Syria, CIBA Vision sells its products to customers in Syria through a local distributor. CIBA Vision has no employees in Syria, and conducts no marketing, distribution or eye care professional support activities that country. Any such activities which might be undertaken in that country would be done by the local distributor.

North Korea. We have not sold any products to North Korea. We do not expect to sell any products to North Korea during 2006. However, during 2005 and to date in 2006, as humanitarian support under our Corporate Citizenship program, we have donated approximately $1.25 million worth of products to North Korea. The donated products included antibiotics, OTC cold medicines and baby food.

In addition, as further humanitarian aid, Novartis technicians have inspected North Korean pharmaceutical production facilities, and have provided training to North Korean pharmaceutical production technicians with respect to the manufacturing of medicines. The purpose of these inspections and training is to assist North Korea in their efforts to rebuild their pharmaceutical production facilities.

In order to organize this humanitarian aid, we have had contact with representatives of North Korea’s government. To the best of our knowledge, we have not had any dealings with the North Korean military. Neither, to the best of our knowledge, are our products being put to military use.

SEC Comment 2:

Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether those operations or contacts, individually or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms for each country, including the dollar amounts of any associated assets and liabilities, and the dollar amount of revenues derived from business activities in or contacts with each country. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value. In this regard, we note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. Illinois, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that conduct business with Sudan. Brown University, Harvard University, Stanford University, the University of California and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that conduct business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran, Sudan, Syria and North Korea.

Novartis Response:

In our view, our activities in these countries are not material by any standard.

From a quantitative point of view, we do not believe that our dealings with these countries are material because our revenues derived from these countries are quite small. In

2005, our combined revenues from the three countries (there were no sales to North Korea) amounted to less than 0.4% of our total Net Sales for that year.

The following are our unaudited total sales in the three countries (in thousands of dollars):

	Sudan	Iran	Syria	Total
2003	$2,274	$79,898	$14,070	$96,242
2004	$4,471	$74,208	$15,094	$93,773
2005	$4,155	$81,119	$19,257	$104,531

For comparison purposes, our Net Sales were $32.2 billion in 2005; $28.2 billion in 2004 and $24.8 billion in 2003. We do not have any significant assets or liabilities in Sudan, Iran, Syria or North Korea.

From a qualitative point of view, we do not believe that our dealings with these countries are material because the various divestment statutes and policies referred to in your comments generally provide exceptions for companies, such as ours, which sell “humanitarian” goods, such as our medicines and other healthcare products, or otherwise expressly or impliedly permit decision makers discretion to take such factors into account when making investment decisions. As a result, we believe that few, if any, of these statutes or policies would require a pension or other fund to divest itself of Novartis shares. To the extent that we have received inquiries in this regard from any state or other entity we have responded to them, and explained to them the humanitarian nature of the goods that we sell. Currently, we are in communication with one state on this subject.

In addition, we believe that the same exception for humanitarian goods generally fits with investor sentiment. As a provider of lifesaving medicines, it would be unconscionable of us to deny our medicines to patients because we dislike the governments they live under, and we believe that reasonable investors would not expect us to do so.

For these reasons, we believe that reasonable investors would fully expect that we would sell our products to countries such as Sudan, Iran and Syria, and that we would donate products and provide limited training to countries such as North Korea, which could not otherwise afford to purchase our products. We further believe that, for these same reasons, our dealings with these countries are not material to investors in Novartis AG shares.

Item 18. Financial Statements

Notes to the Novartis Group Consolidated Financial Statements

2. Business combinations and other significant transactions

Acquisitions 2005, page F-17

SEC Comment 3:

Paragraph 70 requires you to disclose the profit or loss for the period as though the acquisition date for all acquisitions had been as of the beginning of the period unless it is impracticable to do so. It is not clear to us why differences in accounting policies for the businesses acquired cannot be quantified to determine the information required by paragraph 70. Please tell us why it is impracticable, as opposed to “impractical” as stated in your disclosure, to provide this information for the 2005 acquisitions of the Sandoz and Consumer Health Divisions.

Novartis Response:

Based on the post-acquisition operating results discussed below, we believe that had we determined a pro forma 2005 profit measure it would not have been material for the Novartis Group. This conclusion is based on the additional information in Note 2 to our Consolidated Financial Statements which discloses that our post-acquisition operating results of all our 2005 acquisitions was an operating loss of $16 million. Our 20-F at Item 5. Operating and Financial Review and Prospects, on page 101 provides further details of this amount split into the impact on the operating results of our Sandoz and Consumer Health Divisional results.

In further response, we used the term “impractical” as a synonym to “impracticable” but we shall use the IFRS 3 term “impracticable” in this context in the future.

The impracticability related to financial information for Hexal, which was our largest acquisition in 2005. Hexal represented 60% of the $8.8 billion of total purchase consideration we paid for acquisitions in 2005, and about 75% of our disclosed 2005 pro forma sales of $2.7 billion relating to our acquisitions. Hexal’s major activities are in Germany; however, it also includes activities in 40 other countries including a number of non-western European countries, such as Turkey, Poland, Brazil, China and Indonesia.

Although Novartis disclosed pro forma 2005 sales of the acquired businesses, rounded to the nearest $0.1 billion, achieving an acceptable pro forma 2005 profit measure was considered to be impracticable without unreasonable cost compared to the benefits of the incremental additional information given the means employed or at our command due to the fact that Hexal was a family-owned non-quoted organization with the following characteristics:

1.     Hexal was headquartered in Germany, and the financial statements of its German entities were prepared in accordance with German GAAP, and its consolidated financial statements for the year ended December 31, 2004 only satisfied German requirements. Hexal did not obtain information on the differences between German requirements and IFRS. As Novartis prepared its consolidated financial statements in accordance with IFRS, it would have been necessary for us to determine the differences between German requirements and IFRS for the 2005 pre-acquisition period. This would have required substantial work with no on-going benefit.

2.     In addition, it was considered impracticable to produce this German GAAP/IFRS reconciliation because approximately 2/3 of Hexal’s subsidiaries were located outside of Germany, and used local country GAAP to prepare their local financial statements. As a result, it would have been a major additional effort to convert their December 31, 2004 balance sheets to IFRS. In addition, many members of senior management in the local entities that would have been responsible for accounting estimates in the various local financial statements were no longer available post-acquisition to assist us in preparing the required restatements into IFRS accounting at December 31, 2004.

3.     In order to be able to integrate Hexal’s initial balance sheet into the Novartis consolidated financial statements, we had to perform an analysis of Hexal’s existing accounting practices and produce adjusting entries to IFRS in each local Hexal entity as of the June 6, 2005 acquisition date. After preparation, this information was subjected to audit procedures. Because of the amount of work involved, such preparation and validation of the Hexal opening balance sheet and post-acquisition results could be completed only by the end of 2005. This exercise did not produce any estimates of German GAAP adjusting entries which could have been used as the basis of German GAAP/IFRS reconciling differences as of December 31, 2004.

4.     Hexal did not prepare any consolidated interim results prior to the June 6, 2005 acquisition by Novartis. Consequently, no consolidated results prepared in accordance with German GAAP and/or local GAAPs were available for the period as of January 1, 2005 to the acquisition date. This made even a high level assessment of the IFRS operating results of Hexal for that period impracticable.

5.     During 2005 many of the previously non-German subsidiaries of the Hexal group were either transferred to other non-German Novartis intermediate holding companies or their activities were merged with existing Novartis operations in those countries. There was no requirement to produce a December 31, 2005 set of consolidated financial statements of the original Hexal group under German GAAP and its production would also have been impracticable.

As indicated above, apart from the impracticability of producing the required December 31, 2004 Hexal consolidated balance sheet in accordance with IFRS, we assessed that the time, effort and costs to overcome this impracticability would not have been commensurate with the resulting benefits of producing a pro forma 2005 profit figure. In recognition of the IFRS disclosure requirements we have disclosed both the sales and the operating results of the combined entities using Novartis’ accounting policies under IFRS since their acquisition to facilitate users’ understanding of the financial impact of these acquisitions. As supported by IFRS 3.66 and IFRS 3.BC170(a), we considered that our disclosures of the actual information would provide users of our financial statements with information that enables them to evaluate the nature and financial effect of the business combinations effected during the period.

With respect to the significant 2006 acquisition of Chiron, we intend to provide the required disclosures of the pro forma sales and profit.

SEC Comment 4:

Please provide to us in disclosure-type format the disclosures required by paragraph 67(f) and 67(h) of IFRS 3 for your 2005 acquisitions of Hexal AG and Eon Labs, Inc.

Novartis Response:

In addition to the information disclosed in Note 2, we respectfully bring your attention to the disclosure in Note 23.2 to our Consolidated Financial Statements, on page F-59, where we disclosed the information required by IFRS 3.67(f) and (h). The Group undertook a special effort to prepare audited opening balance sheets (before acquisition adjustments) to prepare IFRS values for the column labeled “Acquiree’s carrying amount”.

We trust that this letter responds to the issues raised in your comment letter. If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ Raymund Breu	/s/ Urs Baerlocher
Raymund Breu	Urs Baerlocher
Chief Financial Officer	Head of Group Legal and Tax
Novartis Group	Novartis Group